                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                              (Amendment No. 2)
                          AG-BAG INTERNATIONAL LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    001077106
               ---------------------------------------------------
                                 (CUSIP Number)


            David J. Schwartz, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                September 17, 1997
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP NO. 001077106                                           PAGE 2 OF 10 PAGES
--------------------                                       ---------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     Ernest P. Werlin
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            PF
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       U.S. Citizen
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                     242,250

     NUMBER OF      ---------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                      1,197,166(1)
       EACH
     REPORTING      ---------------------------------------------------------------------------------------------
      PERSON              9      SOLE DISPOSITIVE POWER
       WITH
                                                                         245,250

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                        1,197,166(1)

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                          245,250
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [X]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      2.03

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                                        IN
-----------------------------------------------------------------------------------------------------------------



--------

1. Ernest P. Werlin disclaims beneficial ownership of all shares owned by other persons.

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP NO. 001077106                                           PAGE 3 OF 10 PAGES
--------------------                                       ---------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                      Peter J. Powers
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       U.S. Citizen
-----------------------------------------------------------------------------------------------------------------

                          7      SOLE VOTING POWER

                                                                       ---

     NUMBER OF      ---------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                     1,197,166(1)
       EACH
     REPORTING      ---------------------------------------------------------------------------------------------
      PERSON              9      SOLE DISPOSITIVE POWER
       WITH
                                                                       ---

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                   1,197,166(1)

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            ---

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [X]

-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN
-----------------------------------------------------------------------------------------------------------------



--------

1. Peter J. Powers disclaims beneficial ownership of all shares owned by other persons.

                                  SCHEDULE 13D


--------------------                                       ---------------------
CUSIP NO. 001077106                                           PAGE 4 OF 10 PAGES
--------------------                                       ---------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     The High View Fund, L.P.
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                       WC
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                     783,966

     NUMBER OF      ---------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                         ---
       EACH
     REPORTING      ---------------------------------------------------------------------------------------------
      PERSON              9      SOLE DISPOSITIVE POWER
       WITH
                                                                     783,966

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                       ---

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           783,966
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                    6.5

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                       PN
-----------------------------------------------------------------------------------------------------------------



                                                SCHEDULE 13D


--------------------                                       ---------------------
CUSIP NO. 001077106                                           PAGE 5 OF 10 PAGES
--------------------                                       ---------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 High View Capital Corporation
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                         Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                      ---

     NUMBER OF      ---------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                       783,966(1)
       EACH
     REPORTING      ---------------------------------------------------------------------------------------------
      PERSON              9      SOLE DISPOSITIVE POWER
       WITH
                                                                        ---
                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     783,966(1)
-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    ---

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [X]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        ---

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            CO
-----------------------------------------------------------------------------------------------------------------



--------

1. High View Capital Corporation disclaims beneficial ownership of all shares owned by other persons.

                                  SCHEDULE 13D


--------------------                                       ---------------------
CUSIP NO. 001077106                                           PAGE 6 OF 10 PAGES
--------------------                                       ---------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                               The High View Fund
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      WC
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                    The Cayman Islands
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                     413,200

     NUMBER OF      ---------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                         ---
       EACH
     REPORTING      ---------------------------------------------------------------------------------------------
      PERSON              9      SOLE DISPOSITIVE POWER
       WITH
                                                                     413,200

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                       ---
-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            413,200
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                         3.42

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            OO
-----------------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP NO. 001077106                                           PAGE 7 OF 10 PAGES
--------------------                                       ---------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                    High View Asset Management Corporation

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                     ---

     NUMBER OF      ---------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                     413,200(1)
      EACH
     REPORTING      ---------------------------------------------------------------------------------------------
      PERSON              9      SOLE DISPOSITIVE POWER
       WITH
                                                                     ---

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                    413,200(1)
-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     ---

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [X]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           ---

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            CO
-----------------------------------------------------------------------------------------------------------------




--------

1. High View Asset Management Corporation disclaims beneficial ownership of all shares owned by other persons.

                                                              Page 8 of 10 Pages



                          AG-BAG INTERNATIONAL LIMITED
                              (CUSIP NO. 001077106)

        This Amendment No. 2 on Schedule 13D ("Amendment No. 2") relates to the statement on Schedule 13D filed on August 20, 1997 and amended on August 25, 1997 ("Amended Schedule 13D") on behalf of The High View Fund, L.P., High View Capital Corporation, The High View Fund, High View Asset Management Corporation, Ernest P. Werlin, Peter J. Powers and Andrew M. Brown and is being filed on behalf of the reporting persons (each a "Reporting Person" and, collectively, the "Reporting Persons") enumerated in Item 2, below. Amendment No. 2 is being filed to reflect, among other things, an increase in the percentage of the class of securities held by the Reporting Persons as reported on Amended Schedule 13D. Any capitalized term used herein and not otherwise defined, shall have the meaning ascribed to it in Amended Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND.

               (a) - (f)

               Item 2 of Amended Schedule 13D is amended by replacing the first sentence therein with the following:

        This statement is being filed on behalf of a group consisting of the following six Reporting Persons:

               Item 2 of Amended Schedule 13D is amended by deleting sub-part
(VI) in its entirety and by re-numbering sub-part (VII) as sub-part (VI).

               Item 2 of Amended Schedule 13D is amended further by deleting the third paragraph on Page 10 in its entirety.

               Item 2 of Amended Schedule 13D is amended further by replacing the last paragraph of that item with the following paragraph:

        The Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers are making a group filing because, due to the relationships between and among the Reporting Persons as described in Item 2 of Amended Schedule 13D and as amended herein, such persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Each of such persons disclaims beneficial ownership of the shares of Common Stock held by any other person and disclaims membership in a group.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Item 3 of Amended Schedule 13D is amended by adding the following sentence to the first paragraph:

        In an open market transaction on September 17, 1997, the Delaware Fund acquired 102,100 shares of Common Stock for a total purchase price of $65,854.50, which amount was obtained from the working capital of the Delaware Fund.

               Item 3 of Amended Schedule 13D is amended further by adding the following sentence to the second paragraph:

        In an open market transaction on September 17, 1997, the Cayman Fund acquired 45,150 shares of Common Stock for a total purchase price of $29,121.75, which amount was obtained from the working capital of the Cayman Fund.

               Item 3 of Amended Schedule 13D is amended further by adding the following sentence to the third paragraph:

        In a series of three open market transactions on September 4, September 16 and September 17, 1997, Ernest P. Werlin acquired 201,250 shares of Common Stock for a total purchase price of $137,351.25, which amount was obtained from Mr. Werlin's personal funds.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a) and (b)

               Item 5 of Amended Schedule 13D is amended by replacing the paragraphs under the heading (a) - (b) as follows:

        (I) The Delaware Fund beneficially holds an aggregate of 783,966 shares of Common Stock, which constitutes 6.5% of the outstanding shares of Common Stock.

                                                              Page 9 of 10 Pages


        (II) For purposes of Rule 13(d) under the Act, because HVCC is the sole general partner of the Delaware Fund, and because it could be deemed to share voting and dispositive power with the Delaware Fund over the shares of Common Stock held by the Delaware Fund, HVCC may be deemed to be the beneficial owner of the shares of Common Stock held by the Delaware Fund. Therefore, HVCC may be deemed to be the aggregate beneficial owner of 783,966 shares of Common Stock, which constitutes 6.5% of the outstanding shares of Common Stock. HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons.

        (III) The Cayman Fund beneficially holds an aggregate of 413,200 shares of Common Stock, which constitutes 3.42% of the outstanding shares of Common Stock.

        (IV) For purposes of Rule 13(d) under the Act, because HVAM is the investment manager to the Cayman Fund, and because it could be deemed to share voting and dispositive power with the Cayman Fund over the shares of Common Stock held by the Cayman Fund, HVAM may be deemed to be the beneficial owner of the shares of Common Stock held by the Cayman Fund. Therefore, HVAM may be deemed to be the aggregate beneficial owner of 413,200 shares of Common Stock, which constitutes 3.42% of the outstanding shares of Common Stock. HVAM disclaims beneficial ownership of all shares of Common Stock held by other persons.

        (V) Peter J. Powers is a director, Senior Vice President and Secretary of HVCC, the general partner of the Delaware Fund. Mr. Powers is also Secretary, Treasurer and Vice President of HVAM, the investment manager for the Cayman Fund. Because of Mr. Powers's relationship to the Delaware Fund, and because he could be deemed to share with HVCC and the other director and officer of HVCC voting and dispositive power over the shares of Common Stock held by the Delaware Fund, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the 783,966 shares of Common Stock held by the Delaware Fund. Further, as Mr. Powers is also an officer of HVAM, because of Mr. Powers's relationship to the Cayman Fund through his position at HVAM, and because he may be deemed to share with HVAM and with the director and the other officer of HVAM voting and dispositive power over the shares of Common Stock held by the Cayman Fund, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the 413,200 shares of Common Stock held by the Cayman Fund. Therefore, Mr. Powers may be deemed to be the aggregate beneficial owner of 1,197,166 shares of Common Stock, which constitutes 9.93% of the outstanding shares of Common Stock. Mr. Powers disclaims beneficial ownership of all shares of Common Stock held by other persons.

        (VI) Ernest P. Werlin beneficially holds an aggregate of 245,250 shares of Common Stock, which constitutes 2.03% of the outstanding shares of Common Stock. In addition, because Mr. Werlin is the sole stockholder, a director, and the President and Treasurer of HVCC, because of the relationship between HVCC and the Delaware Fund, as discussed in this Item 5, and because therefore Mr. Werlin may be deemed to share voting and dispositive power with HVCC, the other director and the other officer of HVCC, over the shares of Common Stock held by the Delaware Fund, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be the beneficial owner of the 783,966 shares of Common Stock held by the Delaware Fund. Mr. Werlin is also the sole director, sole stockholder, and the President of HVAM. Because of the positions he holds at HVAM, because of the relationship between HVAM and the Cayman Fund, as discussed in this Item 5, and because Mr. Werlin may be deemed to share voting and dispositive power over the shares of Common Stock held by the Cayman Fund with HVAM and the other officer of HVAM, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be the beneficial owner of the 413,200 shares of Common Stock held by the Cayman Fund. Therefore, Mr. Werlin may be deemed to be the aggregate beneficial owner of 1,442,416 shares of Common Stock, which constitutes 11.97% of the outstanding shares of Common Stock. Mr. Werlin disclaims beneficial ownership of all shares of Common Stock held by other persons.

               By reason of the relationships described in Item 2 and this Item 5 above, the Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. Pursuant to Rule 13d-4 under the Act, neither the filing of this statement nor any of its contents shall be construed as an admission that any person named herein is, for purposes of Section 13(d) or 13(g) of the Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any shares of Common Stock held by other members of any such group. Additionally, the persons named herein disclaim membership in a group.

               (c)

               Item 5 of Amended Schedule 13D is amended further by adding the following paragraph to part (c):

               In an open market transaction on September 4, 1997, Ernest P. Werlin purchased 24,000 shares of Common Stock for $.75 per share, and in an open market transaction on September 16, 1997, Mr. Werlin purchased 30,000 shares of Common Stock for $.8125 per share. In open market transactions on September 17, 1997, Ernest P. Werlin purchased 147,250 shares of Common Stock, the Delaware Fund purchased 102,100 shares of Common Stock and the Cayman Fund purchased 45,150 shares of Common Stock for $.645 per share. Except as discussed in this Item 5(c), no other transactions in shares of Common Stock were effected in the past 60 days by any of the Reporting Persons.

                                                             Page 10 of 10 Pages

                                SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  October 20, 1997



                                  /s/ ERNEST P. WERLIN
                                  -----------------------------------
                                  Ernest P. Werlin



                                  /s/ PETER J. POWERS
                                  -----------------------------------
                                  Peter J. Powers


                                  THE HIGH VIEW FUND, L.P.

                                  By:  High View Capital Corporation,
                                           its general partner



                                  By:/s/ ERNEST P. WERLIN
                                     ---------------------------------
                                     Ernest P. Werlin
                                     President


                                  HIGH VIEW CAPITAL CORPORATION



                                  By:/s/ ERNEST P. WERLIN
                                     --------------------------------
                                     Ernest P. Werlin
                                     President


                                  THE HIGH VIEW FUND



                                  By:/s/ CEDRIC L. CARROLL
                                     --------------------------------
                                     Cedric L. Carroll
                                     Director


                                  HIGH VIEW ASSET MANAGEMENT CORPORATION



                                  By:/s/ ERNEST P. WERLIN
                                     ---------------------------------
                                     Ernest P. Werlin
                                     President